

07005867

AG* 3/27

SEC[…]MMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 66816 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EHY Securities (USA), LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of Americas, 2nd Floor
(No. and Street)

| New York | New York | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Marshall (212) 479-5782
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
*(Name – if individual, state last, first, middle name)*

| 15 Maiden Lane, Suite 1003 | New York | New York | 10038 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

B

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, **Johannes Boeckmann** and **John Marshall** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EHY Securities (USA), LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None.



Signature

President
Title



Signature

Financial and Operations Principal
Title



Notary Public

Randy L. Hill
Notary Public, State of New York
No. 01HI6044053
Qualified in Nassau County
Commission Expires June 26, 20 09

This report contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 1503-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of cerium', portions r.f this filing, see section 240.17o-5(e)(3).*

**EHY SECURITIES (USA), LLC**
**(A Wholly Owned Subsidiary of Eurohypo Aktiengesellschaft)**

Statement of Financial Condition

December 31, 2006

(With Independent Auditor's Report Thereon)

EHY SECURITIES (USA), LLC
(A Wholly Owned Subsidiary of Eurohypo Aktiengesellschaft)

DECEMBER 31, 2006

# INDEX

*KEMPISTY & COMPANY*

*CERTIFIED PUBLIC ACCOUNTANTS, P.C.*

*15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930*

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
EHY Securities (USA), LLC

We have audited the accompanying statement of financial condition of EHY Securities (USA), LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EHY Securities (USA), LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 28, 2007

**EHY SECURITIES (USA), LLC**
**(A Wholly Owned Subsidiary of Eurohypo Aktiengesellschaft)**

# STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 413,253 |
| Prepaid expenses | | 2,665 |
| Other receivables | | 4,527 |
| TOTAL ASSETS | $ | 420,445 |
| LIABILITIES AND MEMBERS' EQUITY | | |
| Accrued expenses | $ | 15,000 |
| TOTAL LIABILITIES | | 15,000 |
| Commitments and contingent liabilities | | |
| Members' Equity | | |
| Paid-in -capital | | 200,000 |
| Retained earnings | | 205,445 |
| Total Members' Equity | | 405,445 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 420,445 |

**The accompanying notes are an integral part of these financial statements.**

## NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

EHY Securities (USA), LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Securities Dealers, Inc. The Company is a limited liability company that was formed under the Delaware Limited Liability Company Act, as amended pursuant to the filing of a certificate of formation with the Secretary of State of the State of Delaware on January 18, 2005. The Company is a direct, wholly owned subsidiary of Eurohypo Aktiengesellschaft (the Parent), a bank organized under the laws of Germany.

The Company's business consists primarily of advisory, asset and securities valuation, marketing, placement agency, and securities distribution services. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

The Company is based in the United States and conducts business from its office in New York City. The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated entity.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash consists of deposits in bank accounts. Highly liquid money market investments and short-term investments that are readily convertible into known amounts of cash, with original maturities of less than three months are considered to be cash equivalents for purpose of statement of cash flows.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

As a single member limited liability company, the single member is responsible for reporting, for income tax purposes, the Company's income and expenses.

Advisory Services

Advisory fees are billed and received monthly and reflect the advisory, asset and securities valuation, marketing, placement agency, and securities distribution services which may be provided to the New York Branch of Eurohypo AG ("Branch").

Fair Value of Financial Instruments

Finnacial Accounting Standards Board Statement No. 107, Disclosures about Fair Value of the Financial Instruments, requires that all entities disclose the fair value of financial instrument, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Currently all of the Company's financial instruments, are carried at, or approximate fair value.

NOTE 3- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company calculates its minimum net capital requirement under the basic method. The actual minimum net capital requirement is the greater of the calculated amount or $50,000. At December 31, 2006, the Company had net capital of $398,253, which was $348,253 in excess of its minimum required net capital of $50,000.

NOTE 4- RELATED PARTY TRANSACTIONS

For the year ended December 31, 2006, the Company earned advisory fee income of $768,000 all of which were received from the Branch, an affiliated company, under an advisory services agreement.

During the normal course of business, the Branch provides financial, legal and compliance, and operational support to the Company. The Branch's charges for this support amounted to $336,700 for the year ended December 31, 2006.

In addition, the Branch incurs expenses on behalf of the Company for certain occupancy, computer processing and administrative services performed. The Company is then charged for such overhead and other expenses incurred by the Branch. The expenses allocated from the Branch amounted to $116,546 for the year ended December 31, 2006. Both amounts are included in administrative services in the statement of operations.



END